UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)1

VIÑA CONCHA Y TORO S.A.

(Name of Issuer)

          Ordinary Shares, no par value

(Title of Class of Securities)

                            927191 10 6

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed.

Rule 13d-1(b) 

Rule 13d-1(c) 

Rule 13d-1(d) ☒

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 927191 10 6	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ALFONSO LARRAÍN SANTA MARIA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	5.	SOLE VOTING POWER 46,695,351
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 32,513,264
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 581,019
PERSON WITH	8.	SHARED DISPOSITIVE POWER 78,627,596
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,208,615
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.60%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 927191 10 6	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FUNDACION CULTURA NACIONAL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	5.	SOLE VOTING POWER 26,964,775
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 26,964,775
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,964,775
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.61%
12.	TYPE OF REPORTING PERSON OO

ITEM 1.

(a) NAME OF ISSUER:

VIÑA CONCHA Y TORO S.A.

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

Casilla 213, Av. Nueva Tajamar 481,

Torre Norte, Piso 15,

Santiago, Chile

ITEM 2.

(a) NAME OF PERSONS FILING:

This statement is filed jointly pursuant to Rule 13d-1(k)(1) and Rule 13d-2(b) by Fundación Cultura Nacional, a Chilean non-profit institution which primarily funds grade school religious education, and Mr. Alfonso Larraín Santa María, a Chilean citizen, in connection with their respective beneficial ownership of the common stock (the “Shares”) of Viña Concha y Toro S.A. (the “Issuer”). Mr. Larraín is the Chairman of Fundación Cultura Nacional and the Chairman of the Issuer.

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Alfonso Larraín Santa María

c/o Viña Concha y Toro S.A.

Casilla 213, Av. Nueva Tajamar 481,

Torre Norte, Piso 15,

Santiago, Chile

Fundación Cultura Nacional

Teatinos 371, office 202

Santiago, Chile

(c) CITIZENSHIP:

Republic of Chile

(d) TITLE OF CLASS OF SECURITIES:

Common Stock

(e) CUSIP NUMBER:

927191 10 6

Page 4 of 6 Pages

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

ITEM 4. OWNERSHIP:

(a) Amount Beneficially Owned:

Pursuant to the Rules promulgated under Section 13(d) of the Securities Exchange Act of 1934 (the “1934 Act”), as of December 31, 2010, Mr. Larraín may be considered a “beneficial owner” of 79,208,615 Shares, including the following Shares held by members of his family and affiliated entities: 895,100 Shares held by his brother, Mr. Andrés Larraín Santa María and 223,840 shares held by his brother in-law Carlos Saavedra (manager of the Company); and 26,964,775 Shares held by Fundación Cultura Nacional.

Fundación Cultura Nacional may be considered a “beneficial owner” of 26,964,775 Shares, all of which are held directly by it.

(b) Percent of Class:

As of December 31, 2010, the Shares as to which beneficial ownership is attributed to Mr. Larraín represent 10.60% of the Shares outstanding as of such date.

The Shares held directly by Fundación Cultura Nacional represent 3.61% of the Shares outstanding as of December 31, 2010.

(c) Number of Shares as to Which Such Person Has: Sole/Shared Power to Vote/Dispose:

As of December 31, 2010, Mr. Larraín has the sole power to vote or to direct the vote with respect to 46,695,351 of such Shares; has shared power to vote or to direct the vote with respect to 32,513,264 of such Shares; has sole power to dispose or to direct the disposition of 581,019 of such Shares; and has shared power to dispose or to direct the disposition of 78,627,596 of such Shares.

Fundación Cultura Nacional has the sole power to vote or to direct the vote, and has the sole power to dispose or to direct the disposition of, all 26,964,775 Shares held directly by it.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Fundación Cultura Nacional, as of December 31, 2010, has 3.61% of the Shares.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10. CERTIFICATION:

N/A

 Page 5 of 6 Pages

Joint Filing Agreement

We, the undersigned, hereby agree that the Schedule 13G to which this Agreement is an Exhibit, which is being filed in connection with the securities of Viña Concha y Toro S.A., is being filed on behalf of us.

January 24, 2011

/s/ ALFONSO LARRAÍN SANTA MARÍA

ALFONSO LARRAÍN SANTA MARÍA

/s/ ALFONSO LARRAÍN SANTA MARÍA

FUNDACION CULTURA NACIONAL

By: ALFONSO LARRAÍN SANTA MARÍA

Title: Chairman

 Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2011

/s/ ALFONSO LARRAÍN SANTA MARÍA

ALFONSO LARRAÍN SANTA MARÍA

/s/ ALFONSO LARRAÍN SANTA MARÍA

FUNDACION CULTURA NACIONAL

By: ALFONSO LARRAÍN SANTA MARÍA

Title: Chairman

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